Exhibit 4
OFFICE LEASE
BASIC TERMS

1.	LANDLORD:	REMINGTON DEVELOPMENT CORPORATION

2.	LANDLORD’S ADDRESS:	Suite 300, 200 Quarry Park Blvd. SE Calgary, Alberta T2C 5E3

3.	TENANT:	Telvent Canada Ltd.

4.	TENANT’S ADDRESS:	Prior to the Commencement Date:

Telvent Canada Ltd. 1033 Southport Road S.W. Calgary, Alberta T2W 3X6 Attn: Legal Department

During the Term of the Lease: As of the Premises

5.	LEASED PREMISES:	49 Quarry Park Blvd. SE, Calgary, Alberta Leasable Area: 90,855 square feet subject to adjustment in accordance with the provisions of Section 3.4A as shown cross-hatched on Schedule “A” attached.

6.	TERM:	Ten (10) years, beginning on November 1, 2013 (the “Commencement Date”) and ending on October 31, 2023.

6A.	FIXTURING PERIOD:	Two (2) months commencing May 1, 2013 and expiring on June 30, 2013 gross rent free and in accordance with the provisions of Section 2.2.

6B.	EARLY ACCESS PERIOD:	Four (4) months commencing July 1, 2013 and expiring on October 31, 2013 free of Basic Rent only and in accordance with the provisions of Section 13.02.

7.	BASIC RENT:	The Basic Rent shall be paid monthly in advance by the Tenant on the Commencement Date and thereafter on the first day of each month and computed at the rate of:

Two Million Three Hundred and Eighty Four Thousand, Nine Hundred Forty Three Dollars and Seventy Five Cents ($2,384,943.75) per annum pro-rated at a monthly rate of One Hundred and Ninety Eight Thousand, Seven Hundred and Forty Five Dollars and Thirty One Cents ($198,745.31) being Twenty Six Dollars and Twenty Five Cents ($26.25) per square foot of Leasable Area per annum, for years 1 to 5 of the Term; and

Two Million Six Hundred and Twenty Three Thousand Eight Hundred and Ninety Two Dollars and Forty Cents ($2,623,892.40) pro-rated at a monthly rate of Two Hundred and Eighteen Thousand Six Hundred and Fifty Seven Dollars and Seventy Cents ($218,657.70) being Twenty Eight Dollars and Eighty Eight Cents ($28.88) per square foot of Leasable Area per annum, for years 6 to 10 of the Term.

The annual and monthly Basic Rent shall be adjusted based on the final measurement of the Leased Premises determined by the Landlord’s consultants.

8.	DEPOSIT:	No deposit is required under this Lease.

9.	USE:	The Leased Premises shall be used for general corporate offices excluding the storage of chemicals and hazardous materials or substances. Any and all use subject to municipal rules, ordinances and guidelines.

10.	SIGN FEE:	N/A

11.	INDEMNIFIER:	N/A

12.	ADDITIONAL RENT:	Initially estimated to be $12.27 per square foot of Leasable Area per annum.

13.	SPECIAL PROVISIONS:	In the event there are any inconsistencies between the language contained in the Lease and the language contained in this Section 13, these Special Provisions shall prevail.
13.01 Option to Extend
The Tenant, provided, that it is not in default shall have the option to extend the Term of the Lease for one (1) additional five (5) year term. The Basic Rent for the extended term shall at the then prevailing market rent for like premises as at the first day of the extended term. If the parties are unable to agree as to the then prevailing market rent for like premises to be used as Basic Rent for

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the extended term then the same shall be determined by arbitration. In the case of any dispute between the Landlord and the Tenant as to the then prevailing market rent for like premises to be used as Basic Rent for the extended term, the matter shall be referred to a single arbitrator appointed by the parties for determination. If the parties cannot agree on a single arbitrator, each party shall appoint an arbitrator within fifteen (15) days after notice of failure to agree served by one party on the other. Each party shall advise the other party in writing of its arbitrator so appointed. In the event a party shall fail to appoint an arbitrator, and notify the other party in writing of his identity within the said 15 days limit, the arbitrator appointed by the other party shall act as a sole arbitrator. Upon the appointment of an arbitrator by each of the parties, the two arbitrators shall then appoint a third arbitrator (and failing their agreement on a third, the same shall be appointed by a Justice of the Court of Queen’s Bench of Alberta on application by either party hereto) and the three arbitrators shall then proceed to determine the matters in dispute. The dispute shall be determined by majority decision of the arbitrators (or the sole arbitrator, if one is agreed upon or applicable) and such determination shall be final. Each arbitrator shall be a disinterested person of recognized competence in the real estate business in the City of Calgary. The expenses of such arbitration shall be shared equally by the Landlord and the Tenant, unless otherwise determined by the arbitrator(s). Except as otherwise herein provided, the arbitration shall be conducted in accordance with the provisions of the Arbitration Act of Alberta and any amendments thereto or successors to such statute, which provisions shall apply mutatis mutandis. The Tenant shall provide a written notice to the Landlord of its intention to exercise its option of extension at least twelve (12) months prior to the end of the Term. The same terms and conditions of the Lease will apply during the extended term except for: tenant inducements, including but not limited to: improvement allowances, moving allowances, free rent periods, fixturing periods and any extension beyond the extended term.
13.02 Early Access and Free Rent Period
The Tenant shall have exclusive possession to use and occupy the Leased Premises commencing July 1, 2013 and all provisions of this Lease shall apply from such date save and except the Tenant shall have free Basic Rent only during the period of July 1, 2013 to October 31, 2013 (the “Early Access Period”).
13.03 Signage
Provided the Tenant occupies no less than fifty percent (50%) of the Building, the Tenant shall have exclusive right to; (a) install Building mounted signage on the exterior of the Building subject to the Landlord’s approval, the Landlord acting reasonably and all municipal rules, regulations and by-laws. The cost of such signage shall be to the Tenant’s account and the Tenant shall be responsible for maintenance, insurance and removal of the sign and repairing of any damage to the Building upon the expiry or earlier termination of the Lease; and (b) place its logo and name on the podium sign at the entrance of the Building.
13.04 Expansion Option and Right of First Refusal
Provided that the Tenant is not in material default at time of exercising its right, the Tenant shall have, during the Term and any renewal, an ongoing option and right of first refusal to lease any available space plus underground parking in the Building and proportionate share of the storage (the “Additional Space”) on the following terms and conditions:

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(i) Expansion Option (“Option”):
In the event the Tenant exercises their Option prior to the Fixturing Period, the Additional Space will form part of the Leased Premises and all terms and conditions of the Lease will apply. For certainty, the term for the Additional Space will be co-terminus with the Term of the Lease and the Basic Rent, the Improvement Allowance and parking rent will be the same as the Basic Rent, Improvement Allowance, Additional Rent and parking rent as defined in this Lease. The Tenant agrees to provide the Landlord with written notification of their intent to exercise this Option three (3) months prior to the Fixturing Period.
(ii) Right of First Refusal (“ROFR”):
Provided that the Tenant is not in material default at time of exercising its right, the Tenant shall have, during the Term an ongoing right of first refusal to lease any part the Additional Space on the same terms and conditions contained in a bona fide offer received by the Landlord from any third party dealing at arm’s length with the Landlord and which offer the Landlord is prepared to accept. This right of first refusal shall be exercisable by the Tenant upon written notice to the Landlord delivered within ten (10) days after the Landlord notifies the Tenant of receipt of an offer to lease the Additional Space from a third party and provides the Tenant with a copy of such offer. In absence of such written notice the Tenant shall be deemed not to have exercised such right of first refusal and the Landlord shall be entitled to lease to the third party the Additional Space on the terms and conditions set out in the offer.
13.05 Parking
The Tenant shall have the right to its Proportionate Share of surface parking stalls at no additional rental charge during the Term and any extension thereof. The Tenant shall lease its Proportionate Share of underground parking stalls for the Term of the Lease and any extension thereof. The Tenant shall pay a monthly rental fee of; (i) $155.00 per underground stall for years 1 — 5 of the Term; and (ii) $173.60 per underground stall for years 6 — 10 of the Term. The monthly rental rate of the Tenant’s underground parking stalls during any extension period shall be at market rate.
13.06 Storage
The Tenant shall lease its Proportionate Share of storage space in the Building at a rental rate of $12.00 per square foot of Leasable Area per annum (the “Storage Space Rent”) for the Term of the Lease. The Storage Space Rent shall not include any Additional Rent and shall be payable in advance on the first (1st) day of each month in twelve (12) equal monthly instalments, the first of such payments to commence on the Commencement Date.
13.07 Turn Key Work
The Landlord shall construct the Tenant’s improvements, and the Leased Premises are to be provided to the Tenant on the Commencement Date “Turn Key” to a maximum allowance of $37.69 per rentable square foot (the “Finishing Allowance”). Landlord shall complete the design, coordination and construction of leasehold improvements within the Leased Premises in accordance with Tenant’s detailed space plans and specifications. If the Landlord’s cost exceeds $37.69/sf (exclusive of G.S.T.) the Tenant shall pay the excess on demand. The Tenant’s data and voice distribution requirement shall be included in the Tenant Design Build Specifications.

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13.08 Exclusion of Consequential Damages
In no event shall either party be liable to the other party for any indirect, consequential, incidental, special or punitive damages.
13.09 Hazardous Materials and Code Compliance
As of the date of this Lease, the Landlord represents and warrants to the best of its knowledge that the lands contain no Hazardous Substances not otherwise disclosed in the Environmental Reports.
“Hazardous Substances” shall mean any substance in soil and/or groundwater with a measured concentration that is greater than the applicable federal or provincial soil and water quality guidelines for Commercial/Industrial land use in effect on the date of this Lease. Hazardous substance does not mean a substance that can be shown to be naturally elevated in soil and/or groundwater.
“Environmental Reports” shall mean collectively, the Phase I Environmental Site Assessment dated July 19, 2005 (Cirrus Report No. 359-0505-1), the Phase II Environmental Site Assessment dated October 28, 2005 (Cirrus Report No. 359-0505-2), the Bow River and Pond Surface Water Sampling Program dated August 27, 2006 (Cirrus Report No. 359-0106-4), the Supplemental Groundwater and Surface Water Monitoring an Addendum to the Phase II ESA dated January 10, 2006 (Cirrus Report No. 359-1005-4), the Methane Monitoring Program dated September 1, 2006 (Report No.359-0905-6) and the Methane Management Plan dated July 14, 2006 (Iridium Report No. IR771000) include all environmental site assessments, audits, and reports (collectively “the Reports”) relating to the Lands within the possession or control of the Landlord.
The Landlord hereby agrees to defend, indemnify and save harmless the Tenant, its directors, officers, employees, agents and shareholders from and against any and all claims by third parties arising directly or indirectly from the existence prior to the Tenant’s occupation of the Leased Premises of any contamination or Hazardous Substances on, in, under or adjacent to the Leased Premises, the Building and the land upon which the Building is situated.
The indemnity provisions contained in this clause shall survive the termination or surrender of the Lease or any renewal or extension thereof and shall continue in full force and effect without time limit.

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SCHEDULE “A”	SITE PLAN
SCHEDULE “B”	LEGAL DESCRIPTION
SCHEDULE “C”	DEFINITIONS
SCHEDULE “D”	RULES AND REGULATIONS
SCHEDULE “E”	CONSTRUCTION OF THE LEASED PREMISES
SCHEDULE “F”	TENANT ACKNOWLEDGEMENT
SCHEDULE “G”	ADDITIONAL TERMS, if any

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THIS LEASE is dated the 3rd day of June, 2010, and is made between
REMINGTON DEVELOPMENT CORPORATION
(the “Landlord”)
-and-
TELVENT CANADA LTD.
(the “Tenant”)
ARTICLE 1
GRANT
1.1 The Leased Premises
     The Landlord leases to the Tenant, and the Tenant leases from the Landlord, the Leased Premises, to have and to hold for the Term, unless sooner terminated by the Landlord pursuant to this Lease.
1.2 Use of Common Elements
     The Tenant has the non-exclusive right to use the Common Elements for the purposes for which they are intended, subject to this Lease.
1.3 Quiet Enjoyment
     If the Tenant performs its obligations under this Lease, it may hold and use the Leased Premises without interference by the Landlord or any other Person claiming through the Landlord, subject to this Lease.
1.4 Basic Terms
     The Basic Terms shall form an integral part of this Lease as though they were set forth herein in full.
ARTICLE 2
CONSTRUCTION AND FIXTURING
2.1 Construction of the Leased Premises
     The Landlord will, at its expense, complete the Landlord’s Work in accordance with Schedule “E”. The Leased Premises will be completed in accordance with the Landlord’s plans and specifications, subject to alteration or modification as agreed in writing between the parties acting reasonably.

     The Tenant will examine the Leased Premises before taking possession and unless the Tenant serves the Landlord with written notice specifying any deficiencies or defects within ten (10) days after taking possession, the Tenant will be deemed to have examined the Leased Premises and to have agreed that they are in good order and that the Landlord’s Work has been satisfactorily completed.
2.2 Fixturing Period
     During the period May 1, 2013 to June 30, 2013 (the “Fixturing Period”), the Tenant shall be allowed to take non-exclusive possession of the Leased Premises and shall perform the Tenant’s Work and be bound by all of the terms of this Lease (including the obligation to deliver certificates of insurance executed by the Tenant’s insurers prior to the commencement of the Fixturing Period but excluding only the obligation to pay Basic Rent and Additional Rent). During the Fixturing Period the Tenant shall adhere to the Landlord’s safety procedures and guidelines. The Tenant shall not occupy the Leased Premises for the purpose of conducting business during the Fixturing Period without the Landlord’s consent. In the event the Tenant commences operations from the Leased Premises the Tenant will pay all insurance premiums, all charges for electricity, water, heat, security, refuse removal and other services provided to the Leased Premises during the Fixturing Period.
     The Tenant’s Work shall be defined as all work not otherwise provided by the Landlord in accordance with the Tenant Design Build Specifications attached hereto as Schedule “E”. Any Tenant’s Work shall be in accordance with proper building standards and subject to the Landlord’s prior written approval. The Tenant covenants and agrees to keep the Leased Premises free and clear, at all times, of construction and any other type of liens and further covenants and agrees to indemnify and save harmless the Landlord from any and all suits, actions and claims of any nature or kind whatsoever, (specifically including, but not limited to worker’s compensation claims,) arising out of or in any way related to the Tenant’s Work described herein.
2.3 Construction Delays
     In the event the Landlord’s Work is not complete by July 1, 2013 due to Landlord Delay, the Landlord shall pay to the Tenant one thousand dollars ($1,000.00) per day until the Leased Premises can be provided to the Tenant as contemplated under this Lease.
     In the event the Landlord’s Work is not completed by July 31, 2013 due to Landlord Delay then the Landlord shall be responsible for all actual damages suffered by the Tenant as a result of such delay in an amount as agreed upon by the parties or determined by a court of competent jurisdiction, all to a maximum amount of three million dollars ($3,000,000.00).
     It is further agreed by the parties that should the Landlord’s Work not be complete by May 1, 2014, the Tenant has the option to terminate this Lease.
     “Landlord Delay” shall mean: any delay in the construction of the Leased Premises or Landlord’s Work caused by the Landlord or Landlord’s agents, employees or contractors, but does not include any delay caused by Force Majeure or Tenant Delay.
     “Tenant Delay” shall mean: any delay in the construction of the Leased Premises or Landlord’s Work caused by the Tenant or the Tenant’s agents, employees or persons for whom the Tenant is at law responsible.

ARTICLE 3
TENANT’S COVENANTS
3.1 Basic Rent
     The Tenant will pay to the Landlord, without demand, the Basic Rent, calculated in accordance with Paragraph 7 of the Basic Terms, payable in advance in equal monthly installments, beginning on the Commencement Date and thereafter on the first day of every month of the Term.
3.2 Taxes
a.	The Tenant will pay its share of Realty Taxes in one of the following manners: (i) if the Leased Premises are separately assessed by the lawful taxing authority on a basis that includes an equitable allocation of the Common Elements reasonably attributable thereto, the Tenant will pay the amount of the separate assessment directly to the taxing authority; or (ii) if the Leased Premises are not separately assessed or, if the Landlord elects, acting equitably, that Realty Taxes be allocated on a proportionate share basis, the Tenant will pay its Proportionate Share of Realty Taxes, directly to the Landlord.

b.	The Tenant will promptly pay all Business Taxes for the Leased Premises: (i) to the taxing authorities or (ii) if imposed on the Landlord, to the Landlord or as the Landlord directs. If a separate bill is not issued by the relevant authority for Business Taxes for the Leased Premises, the Tenant will pay its Proportionate Share of Business Taxes for the Building.

c.	The Tenant will, on the Landlord’s request, promptly deliver to the Landlord receipts for payment of all its Business Taxes and Realty Taxes and any assessments or other information related to Realty Taxes and Business Taxes.
3.3 Operating Costs and Utilities
a.	The Tenant will pay to the Landlord its Proportionate Share of Operating Costs.

b.	The Tenant will pay directly to the suppliers, before delinquency, any Utilities separately metered to the Leased Premises which are billed directly to the Tenant by the supplier.

c.	The Tenant will pay to the Landlord a Utilities Charge for the supply to and use of (i) any excess Utilities in the Leased Premises and (ii) any Utilities if separate meters are not installed, or the Landlord elects to supply any Utility used or consumed in the Leased Premises. The Landlord will determine the Utilities Charge on an equitable basis. The Tenant will pay the Utilities Charge to the Landlord within ten (10) days after the delivery of a statement by the Landlord.
3.4 Payment of Additional Rent
a.	All amounts payable under this Lease other than Basic Rent are “Additional Rent”.

b.	The Landlord may estimate the Tenant’s Proportionate Share of any amount at the commencement of each fiscal year for the Building (or calendar year), or fraction of a fiscal year within the Term. The Tenant will pay to the Landlord its Proportionate Share of the estimated amounts in equal monthly installments in advance throughout the period for which the estimate is made. However, if the Landlord is obligated by the taxing authorities to pay the full amount of Realty Taxes over a portion of the calendar year, the amount of the Tenant’s contribution so estimated shall, at the Landlord’s option, be adjusted and be payable by the Tenant to the Landlord in equal monthly installments in advance over the portion of the calendar year in which the entire amount of such Realty Taxes becomes due and payable by the Landlord. The Landlord may periodically revise its estimates and notify the Tenant of the revised estimates, and the Tenant’s monthly payments will be adjusted accordingly.
c.	Within sixty (60) days after the end of the fiscal year (or in the case of Realty Taxes, after receipt of the final bills) the Landlord will provide to the Tenant a statement of the actual amounts payable by the Tenant, showing in reasonable detail the determination of the costs and the calculation of the Tenant’s payment. Any amounts owing by the Tenant to the Landlord will be paid within ten (10) days after the date of delivery of the statement by the Landlord. Any amounts owing by the Landlord to the Tenant will be paid to the Tenant.

d.	Tenant shall have the right to audit the statement for the fiscal year only subject to the following conditions: (a) Tenant shall have the right to audit no more frequently than once per year; (b) Tenant shall give Landlord not less than fifteen (15) days’ prior written notice of Tenant’s desire to audit the statement; (c) the audit shall be conducted in Landlord’s offices during normal business hours; and (d) Tenant shall bear the entire cost of such audit unless the audit indicates that Landlord has overstated Tenant’s Proportionate Share of Operating Expenses by more than three percent (3%), in which event Landlord shall reimburse Tenant for the cost of the audit.
3.4A Area Determination
a.	The Landlord may from time to time, as it deems necessary, cause the Leasable Area of the Leased Premises, the Building or any part thereof to be recalculated or remeasured and the cost thereof shall be included in Operating Costs (except as otherwise provided in this Section 3.4A). If any calculation or determination by the Landlord of the Leasable Area of any premises (including the Leased Premises) is disputed or called in question, it shall be calculated or determined by the Landlord’s architect or surveyor from time to time appointed for that purpose, whose certificate shall be conclusive and binding upon the parties hereto. The cost of such calculation or determination shall be included in Operating Costs; provided that if the Tenant disputes the Landlord’s calculation or determination and the calculation or determination by the Landlord’s architect or surveyor agrees with the Landlord’s calculation or determination within a two percent variance, the Tenant shall pay the full cost of such calculation or determination forthwith upon demand.

b.	If any error shall be found in the calculation of the Leasable Area of the Leased Premises or in the calculation of the Tenant’s Proportionate Share, Rent (including without limitation Basic Rent) shall be adjusted for the fiscal year in which that error is discovered and for the fiscal year preceding the fiscal year in which the error was discovered, if any, and thereafter but not for any prior period.

3.5 Post-dated Cheques and Overdue Rent
     The Tenant will deliver to the Landlord, at the beginning of each twelve (12) month period (or less if the Term remaining is less than twelve (12) months), a series of monthly post-dated cheques for the total of the monthly payments of Basic Rent and any Additional Rent that is payable monthly under this Lease. Upon written notice to the Tenant, the Tenant shall pay Basic Rent and Additional Rent to the landlord by electronic funds transfer (EFT). If the Tenant defaults in paying Rent, the unpaid Rent bears interest at the Stipulated Rate from the due date to the date of payment.
3.6 Deposit
     Intentionally deleted.
3.7 Use
     The Tenant will use the Leased Premises only for the use set out in Paragraph 9 of the Basic Terms and for no other purpose. The Tenant shall satisfy itself that such use is permissible pursuant to all applicable zoning and other municipal laws and regulations. The Tenant shall also be solely responsible for obtaining its own occupancy permit.
3.8 Conduct of Business
     In the conduct of the Tenant’s business, the Tenant will:
a.	not allow or cause any act to occur in or about the Building and the Lands which, in the Landlord’s opinion, hinders or interrupts the flow of vehicular and pedestrian traffic to, in and from the Building and the Lands or in any way obstructs the free movement of Persons doing business in the Building or on the Lands;

b.	not allow or cause business to be solicited in any part of the Building or the Lands (other than the Leased Premises), nor display any merchandise elsewhere outside the Leased Premises at any time.
3.9 Observance of Law
     The Tenant will promptly comply with all governmental requirements from time to time in effect relating to its ability to enter into and comply with this Lease or which pertain to the Leased Premises, the Tenant’s use of the Leased Premises, the conduct of business in the Leased Premises, or the doing of work in the Leased Premises. The Tenant is not required, however, to remedy work done by the Landlord in contravention of any law.
3.10 Tenant’s Insurance
a.	The Tenant will maintain at its cost (i) “all risks” property insurance on a replacement cost basis, insuring all property owned by the Tenant or for which the Tenant is legally liable which is installed, located or situated within the Leased Premises or elsewhere in the Building (which will contain the standard mortgage clause required by each Mortgagee) and (ii) public liability and property damage insurance with respect to the Leased Premises and the Tenant’s use of the Building (which will be written on a comprehensive basis with inclusive limits of at least three million dollars ($3,000,000.00) for each occurrence for bodily injury for any one or more Persons or property damage and contain a severability of interests clause and cross liability clauses) and (iii) comprehensive pressure vessel and machinery insurance including repair or replacement endorsement in an amount satisfactory to the Landlord and providing coverage with respect to all objects introduced into the Leased Premises by or on behalf of the Tenant or otherwise constituting Leasehold Improvements and (iv) plate glass insurance on all internal and external glass within or fronting the Leased Premises and (v) business interruption insurance on the profit form providing all risks coverage with a period of indemnity of not less then 12 months and subject to a stated amount co-insurance clause and (vi) any other form of insurance with whatever limits the Tenant, the Landlord, acting reasonably, or a Mortgagee requires from time to time, in form, in amounts and for risks against which a prudent tenant under similar circumstances would insure.
b.	Each policy of insurance will name, as insureds, the Tenant and include the Released Persons as additional insureds, each as their respective interests may appear. The policies of insurance carried by the Tenant with respect to the Leased Premises shall contain a waiver of any subrogation rights which the Tenant’s insurers may have against the Released Persons and those for whom any of them is in law responsible, whether or not any loss or damage is caused or contributed to by the negligence of any of them. All policies will (i) be non-contributing and apply only as primary and not excess to any other insurance available to any of the Released Persons; (ii) not be invalidated (in relation to the interests of any of the Released Persons) by reason of any breach of warranties, representations, declaration or conditions contained in the policies; and (iii) contain an undertaking by the insurers to notify the Landlord and each Mortgagee in writing not less than thirty (30) days before any material change, cancellation or termination. The Tenant shall waive its right of recovery against Landlord, its employees and those for whom Landlord is in law responsible with respect to occurrences required to be insured against by Tenant under this Lease.

c.	Prior to taking possession of the Leased Premises and on every renewal date, the Tenant will deliver certificates of insurance executed by the Tenant’s insurers. No review or approval of any insurance policy or certificate by the Landlord will in any way alter the Landlord’s rights under this Lease.

d.	The Tenant will not allow anything to occur that results in (i) an increase in premiums for any insurance carried by the Landlord or (ii) the cancellation or threatened cancellation or a reduction of coverage under any of the Landlord’s insurance policies on any part of the Building.
3.11 Release
     Except to the extent of its gross negligence or willful misconduct, none of the Released Persons is liable for any death or injury from any occurrence in, or relating to any part of the Building or damage to or loss of (or loss of use of) property of the Tenant or of others wherever located, however caused, including any failure in the supply of any services or Utilities, the existence of any Hazardous Substances or the exercise by the Landlord of any of its rights under this Lease.

3.12 Indemnity
a.	Throughout the Term of this Lease and any renewal or extension thereof and during any period of overhold of the Leased Premises by the Tenant, and unless arising from the gross negligence or willful misconduct of a Released Person, the Tenant will indemnify the Released Persons from all losses or claims in connection with loss of life, personal injury, damage to property or anything else arising from a default of any of the Tenant’s obligations under this Lease, or from any occurrence in or relating to the Leased Premises, or from the occupancy or use by the Tenant of all or any part of the Leased Premises, or occasioned wholly or in part by an act or omission of the Tenant or those for whom the Tenant is legally responsible or by anyone permitted to be on the Leased Premises by the Tenant.
b.	Throughout the Term of this Lease and any renewal or extension thereof and during any period of overhold of the Leased Premises by the Tenant, and unless arising from the gross negligence or willful misconduct of the Tenant, it’s directors, officers, employees (while in the ordinary course of their employment) and agents (collectively, the “Tenant’s Persons”), the Landlord will indemnify the Tenant and the Tenant’s Persons from all losses or claims in connection with loss of life, personal injury, damage to property or anything else arising from a default of any of the Landlord’s obligations under this Lease.,
3.13 Maintenance and Alterations
a.	Subject to Article 5, the Tenant will keep the Leased Premises and all improvements, fixtures and equipment in the Leased Premises which are not part of the Common Elements in a good condition and state of repair, subject to reasonable wear and tear, structural repairs, repairs required by damage from risks the Landlord is required to insure against, latent defects and defects in the Turn Key Work of which the Landlord has been notified prior to the Commencement Date. The Landlord shall have the right at all reasonable times to examine the condition of the Leased Premises, notify the Tenant of deficiencies and the Tenant shall make good any deficiencies for which it is responsible within fifteen (15) days from the date of such notice, or if such deficiency is unable to be corrected within such fifteen (15) days, has commenced such correction within that time and continue diligently to complete.

b.	Intentionally deleted.

c.	If required by the Landlord or any governmental agency the Tenant will remove from the Leased Premises any Hazardous Substances which are located, stored or incorporated in or on any part of the Leased Premises which the Tenant or those for whom the Tenant is in law responsible brings onto or generates from the Leased Premises or which the Tenant or those for whom the Tenant is in law responsible suffers or permits to be brought onto or generated from the Leased Premises at any time and for whatever reason (but this shall not imply any authority to bring onto or generate from the Leased Premises (or suffer or permit the same) any Hazardous Substances which are otherwise prohibited by this Lease). The foregoing obligation to remove Hazardous Substances will survive the expiration of the Term or earlier termination of this Lease.

d.	The Tenant will not make any Alterations to the Leased Premises without the Landlord’s prior written approval, which will not be unreasonably withheld if: (i) the Alterations meet the then current standard for the Building; (ii) adequate plans and specifications are produced; and (iii) the Tenant has obtained all requisite governmental approvals. The Tenant will pay to the Landlord, on demand, all costs incurred by the Landlord in connection with the approval and supervision of any Alterations, including architectural and engineering consultants’ fees, plus a fee equal to five percent (5%) of the cost of the Alterations on account of the Landlord’s overhead and administration costs.

e.	All Alterations will be performed: (i) by competent workers whose labour union affiliations are compatible with others employed by the Landlord and its contractors; (ii) in a good and skillful manner; and (iii) in accordance with the approved plans and specifications and the Landlord’s reasonable requirements.

f.	The Landlord may require that any maintenance of or Alterations to the Leased Premises be performed by the Landlord at the Tenant’s cost if they affect: (i) the Common Elements; or (ii) any part of the Building outside the Leased Premises. The Tenant will pay to the Landlord, on demand, the Landlord’s costs of the maintenance or Alterations, including architectural and engineering consultants’ fees, plus an Administration Fee.

g.	If any part of the Building requires repair, replacement or alteration because of anything done or omitted to be done by the Tenant or its officers, directors, agents, employees, contractors, invitees or licensees then the Tenant will pay to the Landlord, on demand, the Landlord’s cost of the repairs, replacements or alterations, plus an Administration Fee.

h.	The Tenant shall not be entitled to install upon the roof of the Building any equipment except as consented to in writing by the Landlord, which consent may be arbitrarily withheld, but if given shall be subject to whatever conditions the Landlord, in its sole discretion, deems necessary in the circumstances.
3.14 Removal of Alterations and Restoration of Leased Premises
     All Alterations which are not the Tenant’s trade fixtures are leasehold improvements and the property of the Landlord. The Tenant will not remove any leasehold improvements from the Leased Premises at any time prior to the expiry or earlier termination of this Lease. At that time, the Tenant will remove at its own expense those leasehold improvements installed by or on behalf of the Tenant that the Landlord requires it to remove and its trade fixtures, or else they will, at the Landlord’s option, become the property of the Landlord. The Tenant will repair any damage caused to any part of the Building by such removal. At the expiry or termination of this Lease, the Tenant will also deliver all keys and security cards for the Leased Premises to the Landlord.
3.15 Signs and Advertising
a.	Subject always to the specific terms set out in Section 13.03 of the Basic Terms, the Tenant shall, at its expense, erect and maintain identification signage of a type and in a location specified in writing by the Landlord, subject to the Landlord’s prior approval of such signage and compliance with all governmental authorities and the Landlord’s sign policy for the Building. The Landlord may require that any such sign be illuminated. Any such sign shall remain the property of the Tenant and shall be maintained by the Tenant at its sole cost and expense and the Tenant shall pay for the electricity consumed by such sign. If the electricity consumption for any of the Tenant’s signs is not separately metered, the Tenant shall pay, on demand, such portion of the cost of such electricity as is equitably apportioned to the Leased Premises by the Landlord. At the expiration or earlier termination of this Lease, the Tenant will remove any such sign from the Leased Premises at its expense and will promptly repair all damage caused by its installation or removal.

b.	If the Landlord, acting reasonably, objects to any sign, picture, advertisement, notice, lettering or decoration which may be painted, affixed or displayed in any part of the interior of the Leased Premises and which is visible from the exterior thereof, the Tenant shall forthwith remove or replace same at the Tenant’s expense.

c.	If a free-standing pylon exists on the Lands, the Tenant shall, at its cost and upon the Landlord’s request, place a sign standard on such pylon sign in such location and of such reasonable size as specified in writing by the Landlord, subject to the Landlord’s prior approval of such sign standard and compliance with all governmental authorities and the Landlord’s sign policy. The Tenant shall pay the monthly fee set out in Paragraph 10 of the Basic Terms towards the maintenance and operation of the pylon sign.
ARTICLE 4
LANDLORD’S COVENANTS
4.1 Realty Taxes
     The Landlord will pay Realty Taxes. However, the Landlord may defer payment of Realty Taxes, or defer compliance with laws in connection with the levying of Realty Taxes, to the extent legally permitted, if it diligently prosecutes a contest or appeal of the Realty Taxes, provided that any fines, arrears, penalties or other charges directly payable due to such deferred payment or late payment are the sole cost of the Landlord.
4.2 Landlord’s Insurance
     The Landlord will maintain: (a) all risks insurance on the Building (excluding any property of the Tenant or any other Persons on the Leased Premises); (b) public liability and property damage insurance with respect to the Landlord’s operations in the Building; (c) loss of rental income; (d) boiler and machinery; and (e) whatever other forms of insurance the Landlord or the Mortgagee reasonably consider advisable. The Landlord’s insurance will be in those reasonable amounts and with those reasonable deductibles as is customary or reasonable for a prudent owner of a similar building would maintain, having regard to size, age and location. This Section does not relieve the Tenant from liability arising from or contributed to by its negligence or misconduct. The Tenant has no insurable interest and no right to receive proceeds or other benefits under any of the Landlord’s insurance policies. The policies of insurance carried by the Landlord in respect to the project in accordance with the Lease shall contain a waiver of the insurer’s right of subrogation as against the Tenant. The Landlord hereby waives its right of recovery against the Tenant, its employees and those for whom the Tenant is in law responsible with respect to all occurrences required to be insured against by the Landlord hereunder.
4.3 Maintenance and Repairs
     Subject to Article 5, the Landlord will operate, maintain, repair and replace the Common Elements including the Building HVAC System, elevators, building security systems, sprinkler systems, plumbing and electrical and shall maintain and repair the foundations, structure and roof of the Building and repair damage to the Building which the Landlord is obligated to insure against as would a prudent owner of a similar office building, having regard to size, age and location of the Building, excepting any damage or injury caused or to the extent contributed to by anything done or omitted to be done by the Tenant or those for whom it is legally responsible.

4.4 Control of the Building by the Landlord
a.	The Landlord will control the management and operation of the Building using good business judgment. In doing so, the Landlord will have, among its other rights, the right to: (i) temporarily obstruct parts of the Building for necessary maintenance, repair or construction, provided the Landlord will use its commercial best efforts to not limit the ability of the Tenant and its customers to enter and exit the Building; (ii) employ managers for the operation, maintenance and control of the Building, which may be managed by any Person that the Landlord designates; and (iii) perform any act as, in the use of good business judgement, the Landlord determines to be advisable for the more efficient and proper operation of the Building; (iv) make changes or improvements to all or any part of the Building, all acting reasonably and in such a way as to minimize disruption of the Tenant’s enjoyment of the Leased Premises.

b.	Despite anything to the contrary in this Lease, the Landlord is not liable for and the Tenant will not be entitled to any Rent reduction as a result of any repairs, alterations, improvements or additions being made to the Common Elements or the Leased Premises.
4.5 Landlord’s Right of Entry
     It is not a re-entry or a breach of quiet enjoyment if the Landlord enters the Leased Premises at reasonable times after reasonable written notice (but if the Landlord determines there is an emergency, no notice is required): (i) to examine them, including an examination to ensure that there are no Hazardous Substances present and there are appropriate safeguards in place to avoid the existence of any Hazardous Substances; (ii) to make permitted or required repairs, alterations, improvements or additions to the Leased Premises or the Building; or (iii) to show them to prospective purchasers, tenants or mortgagees, in each case (to the extent reasonably possible in the circumstances) without unreasonably interfering with the Tenant’s business operations in the Leased Premises. The Landlord may take material onto the Leased Premises for these purposes. Rent will not abate or be reduced while the repairs, alterations, improvements or additions are being made. During the 6 months prior to the expiry of the Term, the Landlord may place upon the Leased Premises “For Rent” or “For Sale” notices of reasonable size and in reasonable locations.
4.6 Landlord’s Default; Tenant’s Right of Self-Help
     If the Landlord should be in default in the performance of any of its obligations under Lease, which default continues for a period of more than 30 days after receipt of written notice from the Tenant specifying such default, or if such default is of such a nature as to require more than 30 days for remedy and continues beyond the time reasonably necessary to cure (and the Landlord has not undertaken procedures to cure the default within such 30-day period and diligently pursued such efforts to complete such cure), the Tenant may, at its option, upon written notice to the Landlord, incur any expense reasonably necessary to perform the obligation of the Landlord specified in such notice. If the Landlord thereafter fails to reimburse the Tenant for the cost to remedy the default upon demand, the Tenant may pursue any remedy available to it at law or in equity; provided, however, that under no circumstances may the Tenant terminate this Lease or deduct or set off the amount in question from Rent due or to become due under this Lease.

ARTICLE 5
DAMAGE AND DESTRUCTION AND EXPROPRIATION
5.1 Damage to the Leased Premises
     Subject to Section 5.2, if the Leased Premises are damaged or destroyed as a result of a peril insured or required to be insured against by the Landlord, the Landlord will repair the Leased Premises promptly to the extent of the Landlord’s Work, at the Landlord’s expense. If part or all of the Leased Premises are not usable for the purposes contemplated by this Lease because of the damage or destruction, Basic Rent and Additional Rent will abate in the proportion that the Leasable Area of the part of the Leased Premises that is not usable is to the Leasable Area of the whole of the Leased Premises from the date of the damage or destruction until the date when the Landlord substantially completes the Landlord’s Work.
5.2 Damage to or Expropriation of the Building
a.	Despite anything to the contrary in this Lease, if the Building is damaged, destroyed or expropriated, whether or not the Leased Premises are affected, to such an extent that in the Landlord’s reasonable opinion the repair or replacement of the Building is impractical, then the Landlord may, upon thirty (30) days’ notice to the Tenant given within thirty (30) days after the damage, destruction or expropriation, terminate this Lease, and all Rent will abate as of the effective date of the termination. A sale, conveyance, or other disposition to a governmental authority made in contemplation of an expropriation or a threatened expropriation will be considered an expropriation for the purposes of this Section.

b.	If the Landlord does not terminate this Lease, the Landlord will promptly rebuild or repair the Building to the extent of its obligations under its leases for leasable premises but the rebuilt or repaired Building may be different in configuration or design from the Building before the damage, destruction or expropriation. The rebuilt or repaired leased premises shall be functionally applicable to the Tenant’s use described herein.

c.	The Landlord and the Tenant will co-operate with each other if there is an expropriation of all or part of the Leased Premises or the Building, so that each may receive the maximum award to which it is legally entitled.
ARTICLE 6
TRANSFERS BY TENANT AND SALE OR FINANCING BY LANDLORD
6.1 Consent to Transfer
a.	The Tenant will not enter into a Transfer without the Landlord’s prior written consent. Notwithstanding any statute or common law, such consent may be unreasonably withheld if (1) the Tenant is not the original Tenant and itself in occupation of the whole of the Leased Premises and such prior Transfer amending the original Tenant or it’s occupancy was not consented to by the Landlord (2) there is an Event of Default; but otherwise consent will not be unreasonably withheld. The Landlord will be deemed to be reasonable in withholding its consent to any Transfer if:

i.	the Transfer is, as of the date thereof, contrary to any covenants or restrictions granted by the Landlord to other existing tenants or occupants of the Building, or to the Mortgagee or any other parties;

ii.	in the Landlord’s opinion reasonably formed: (1) the financial background, business history and capability of the Transferee is not satisfactory; (2) the Transferee may not be able to pay the Rent in full when due and payable; or (3) the nature or character of the proposed business of the Transferee is such that it might harm the Landlord’s business or reputation or reflect unfavourably on the whole or any part of the Building, the Landlord, the other tenants of the Building or the image of any of them, or is unethical, immoral or illegal;

iii.	the Transferee pays or gives to the Transferor money or other value that is reasonably attributable to the Alterations that are owned by the Landlord or that the Landlord has paid for in whole or in part; or

iv.	the Landlord does not receive sufficient information from the Tenant or the Transferee to enable it reasonably to make a determination concerning the matters set out above.
This Section does not apply to a Transfer that occurs on the death of the Transferor, or a Transfer described in paragraph (c) of the definition of Transfer, where the Tenant occupies all of the Leased Premises and is either (A) a Public Corporation, or (B) a subsidiary body corporate (as currently defined under the Canada Business Corporations Act) of a Public Corporation and the shares of the Public Corporation (and not the Tenant or any of its affiliates) are transferred or issued. The Tenant will nevertheless notify the Landlord within a reasonable time thereafter if any exempt Transfers take place.

b.	If the Tenant intends to effect a Transfer, then the Tenant will give prior written notice to the Landlord of such intent, specifying the proposed Transferee and providing additional information including, without limitation, a copy of a bona fide written offer with respect to the proposed Transfer which the Tenant is prepared to accept, subject to compliance with the provisions of this Lease and which must disclose any and all monetary payments or other consideration made or to be made by the proposed Transferee as consideration for such Transfer, and any other information concerning the financial or business status of the Transferee that the Landlord requires. The Landlord will, within thirty (30) days after having received notice and all necessary information, notify the Tenant in writing either that it consents or does not consent to the Transfer.
6.2 Transfer Condition
     The following conditions apply to Transfers and to consents given by the Landlord: (a) the Landlord’s consent is not a waiver of the requirement for consent to subsequent Transfers; (b) the Transferor will remain liable for the Tenant’s obligations and indemnify the Landlord against the Transferee’s failure to perform the Tenant’s obligations after the Transfer; (c) the Transferee will execute an agreement directly with the Landlord agreeing to be bound by this Lease as Tenant; (d) the Landlord may apply amounts collected from the Transferee to any unpaid Rent; and (e) once the Landlord’s consent is given, the Transfer must take place within ninety (90) days or the consent will expire and the Transfer may not take place unless the Tenant again complies with Article 6.

6.3 Additional Terms Respecting Transfers
a.	Acceptance by the Landlord of Rent or other payments by a Transferee is not, (i) a waiver of the requirement for the Landlord to consent to the Transfer, (ii) the acceptance of the Transferee as Tenant, or (iii) a release of the Tenant from its obligations under this Lease.

b.	No part of the Leased Premises or this Lease will be listed or advertised by the Tenant or any other Person for the purpose of a Transfer, without the Landlord’s written consent which consent shall not be unreasonably withheld.

c.	Any documents evidencing the Transfer may be prepared by the Landlord.

d.	The Tenant’s sole remedy if the Landlord unreasonably withholds or delays its consent or approval to any Transfer shall be either an application for a declaration that the Landlord must grant its consent to the Transfer or an action for damages arising from the Landlord unreasonably withholding or delaying its consent or approval to any Transfer provided that under no circumstances shall the Landlord be liable or otherwise responsible for indirect or consequential losses or damages. In the event of any Transfer by the Tenant by virtue of which the Tenant receives a rent in the form of cash, goods or services from the Transferee which is greater than the Rent payable hereunder to the Landlord, the Tenant will pay any such excess to the Landlord in addition to all Rent payable under this Lease, and such excess rent shall be deemed to be further Rent payable hereunder.
6.4 Sale by the Landlord
     If the Landlord transfers or disposes of all or any part of the Building or the Landlord’s interest under this Lease, then to the extent that the transferee or disposee agrees with the Landlord to assume its obligations under this Lease, the Landlord will be released from them, except for existing defaults as of the date of the transfer or disposition.
6.5 Subordination, Attornment and Non-Disturbance Agreement
     This Lease is subordinate to every existing and future mortgage, charge, trust deed, financing, refinancing or collateral financing against the Leased Premises or the Building and any renewals or extensions of or advances under them (collectively, “encumbrances”). The Tenant will, on request, attorn to and recognize as landlord the holder of any such encumbrance, the Owner, or any transferee or disposee of the Building or of an ownership or equity interest in the Building. The Tenant will, within fifteen (15) days after request, sign and deliver any reasonably requested subordination or attornment document, provided that at the time of any request for confirmation of subordination and attornment the Landlord shall deliver to the Tenant from the holder of such encumbrance an acknowledgement in writing, in a form reasonably satisfactory to the Tenant, addressed to the Tenant whereby the holder of the encumbrance acknowledges that, in the event of such encumbrance holder realizing upon the security issued, it will not disturb the Tenant and will permit the Tenant to remain in possession under this Lease in accordance with its terms, so long as there is not a then current or outstanding Event of Default by the Tenant.

6.6 Status Statement
     Within fifteen (15) days after request, the Tenant will sign and deliver to the Landlord or anyone with or proposing to take an interest in all or part of the Building, a status statement or certificate in the form attached hereto as Schedule “F”, stating that this Lease is in full force and effect, any modification to this Lease, the commencement and expiry dates of this Lease, the date to which Rent has been paid, the amount of any prepaid Rent or deposits held by the Landlord and whether there is any existing default and the particulars.
6.7 Assignment within Tenant Group
     Notwithstanding anything to the contrary herein, the Tenant when not currently in default, shall be allowed to assign or sublet the Leased Premises to any affiliate of the Tenant or assignments pursuant to corporate reorganizations as long as the Tenant or an affiliate of the Tenant remains the tenant and so long as the Tenant is not released from their obligations under the Lease.
Notwithstanding the foregoing, security granted by the Tenant as part of a corporate financing or operating loan facility which specifically excepts out the last day of the Term, is not registered against title to the Lands and is subordinate to the Lease and the rights of the Landlord therein shall not be deemed to constitute a breach of the foregoing provision.
Affiliate shall have the meaning ascribed thereto in the Alberta Business Corporations Act.
ARTICLE 7
DEFAULT
7.1 Right to Re-enter
a.	If an Event of Default occurs, (i) the full amount of the current month’s and the next two (2) months’ installments of Rent (calculated according to Section 7.1(b), will immediately be due and payable, and (ii) the Landlord may re-enter and re-possess the Leased Premises. If the Landlord re-enters, at the Landlord’s option, this Lease and all of the Tenant’s rights under it will terminate without prejudice to the Landlord’s right to recover any arrears of Rent and damages for any previous breach by the Tenant of this Lease. Despite any termination for an Event of Default, the Landlord may sue the Tenant for damages, including loss of future Rent as a result of this Lease being prematurely terminated and the cost of recovering the Leased Premises. If any legal proceedings are instituted because of an Event of Default, the Tenant will pay the Landlord’s reasonable expenses, including legal fees on a solicitor and client basis.

On such a termination, the Tenant will promptly (and in any case within ten (10) business days after written notice requiring it to do so) remove all of its property from the Leased Premises. If such written notice period has expired, the Landlord may at any time thereafter remove all or part of the property from the Leased Premises and store it in a public warehouse or elsewhere at the cost of the Tenant. Despite anything to the contrary, in such event the Landlord will not be responsible for loss or damage to any of the Tenant’s property regardless of how the loss or damage is caused, even if by negligence. If the Tenant fails to remove its property as required, or if it fails to pay the Landlord’s costs of removal and storage within ten (10) business days after written notice specifying those costs, the Tenant will be considered to have abandoned its property and the Landlord will be entitled to retain or to sell or dispose of it for the Landlord’s own benefit.
b.	If the Landlord terminates this Lease for an Event of Default, then for the purpose of calculating future Rent, the annual Rent will be considered to be equal to: the aggregate of the annual Basic Rent and Additional Rent payable under this Lease over the balance of the Term, assuming a five percent (5%) annual increase in Additional Rent year over year for the remainder of the Term.
7.2 Re-entry Without Termination
     No re-entry or taking possession of the Leased Premises by the Landlord will be considered an election to terminate this Lease unless a written notice of such intention is given to the Tenant. If the Landlord re-enters or takes possession of the Leased Premises, it may either terminate this Lease or make any necessary alterations and repairs in order to relet all or any part of the Leased Premises, for a term (which may extend beyond the Term), at a rental rate and on any other terms the Landlord in its sole discretion considers advisable. All Rent received by the Landlord from each reletting will be applied in the following order: any indebtedness other than Rent due; any costs of reletting including brokerage and legal fees (on a solicitor and client basis) and the costs of the required alterations and repairs; any arrears of Rent; and any remainder applied against future Rent. If rent received from the reletting for any month is less than the Rent to have been paid by the Tenant for that month, the Tenant will pay the deficiency monthly in advance on the first day of each month. If the Landlord relets without terminating, it may nevertheless subsequently terminate the Lease for the previous Event of Default.
7.3 Distress Waivers
     Despite any legislation or law: (a) none of the inventory, furniture, equipment or other property at any time owned by the Tenant is exempt from distress; and (b) no lack of compliance with any requirement concerning the day of the week, time of day or night, method of entry, giving of notice, appraising of goods, or anything else, will render any distress unlawful where the Tenant owes arrears of Rent at the time of the distress.
7.4 Landlord May Cure the Tenant’s Default
     If the Tenant defaults in the payment of money that it is required under this Lease to pay to a third party, the Landlord may, after five (5) days’ notice to the Tenant, pay all or part of the amount payable. If the Tenant otherwise defaults under this Lease the Landlord may give the Tenant at least ten (10) days’ prior notice (except that no notice of any default will be required in an emergency) and if the Tenant does not, within such period, commence diligently and then proceed diligently to cure the default, the Landlord may perform or cause to be performed all or part of what the Tenant failed to perform. The Tenant will pay to the Landlord on demand, the Landlord’s expenses incurred under this Section 7.4, plus an Administration Fee.
7.5 Application of Money
     The Landlord may apply amounts received from or due to the Tenant against amounts due and payable under this Lease, even if otherwise requested by the Tenant, unless the Tenant can satisfactorily demonstrate to the Landlord, acting reasonably, that an amount is in fact not due and payable.

7.6 Remedies Generally
     The remedies under this Lease are cumulative and may be exercised independently or in combination with others. No remedy is exclusive or dependent on any other remedy. The specifying or use of a remedy under this Lease does not limit rights to use other remedies available at law generally.
ARTICLE 8
GENERAL PROVISIONS
8.1 Net Lease
a.	This Lease is a completely net lease to the Landlord. Except as otherwise provided in this Lease, the Landlord is not responsible for any costs relating to the Leased Premises, or its use, occupancy or contents, or the business carried on in it, and the Tenant will pay all charges, impositions, costs and expenses relating to the Leased Premises except as otherwise provided in this Lease.

b.	The Tenant will pay GST on Rent and any other GST imposed by the applicable legislation on the Tenant in respect of this Lease, in the manner and at the times directed by the applicable legislation. The Landlord will have all of the same remedies and rights of recovery for it as it has for non-payment of Rent.

c.	The Landlord may from time to time remeasure the Leasable Area of the Leased Premises and the Leasable Area of the Building and readjust the Basic Rent and the Tenant’s Proportionate Share of Additional Rent accordingly, upon written notice to the Tenant.
8.2 Landlord and Representatives to Act Reasonably and in Good Faith
     In making a determination, calculation, estimate, or allocation or in granting any consent or approval under this Lease, the Landlord will act reasonably and in good faith, subject to the specific provisions of this Lease. Each accountant, architect, engineer, surveyor or other professional Person employed or retained by the Landlord will act in accordance with the applicable principles and standards of the Person’s profession.
8.3 Entire Agreement and General Interpretation
     This Lease includes any Schedules and riders attached to it. There are no covenants, promises, agreements, conditions or understandings, either oral or written, between the parties concerning this Lease, the Leased Premises, the Building or any other related matter, except those that are set out in this Lease. No amendment or addition to this Lease is binding upon the Landlord or the Tenant unless it is in writing and signed by the Tenant and the Landlord. Each obligation under this Lease is a covenant. The Basic Terms, captions, section numbers, article numbers and Table of Contents do not define, limit, construe or describe the scope or intent of the sections or articles. The use of the neuter singular pronoun to refer to the Tenant is a proper reference even though the Tenant is an individual, a partnership, a corporation or a group of two or more individuals, partnerships or corporations. The grammatical changes needed to make the provisions of this Lease apply in the plural sense when there is more than one Tenant and to corporations, associations, partnerships or individuals, males or females, are implied. Wherever the word “including” is used it is intended to mean “including but not limited to”, and “includes” has a corresponding meaning. This Lease will be governed by the laws of Canada and the Province in which the Building is located. Time is of the essence of this Lease. The Landlord and Tenant agree that this Lease creates a relationship of landlord and tenant only and specifically does not create nor constitute a partnership between them.
     The parties acknowledge entering into an Offer to Lease dated July 28, 2010 (the “Offer”) and confirm that upon execution of this Lease the Offer is hereby replaced with this Lease and that the Offer shall be of no further force or effect.
8.4 Severability
     If a part of this Lease or the application of it is unenforceable or illegal to any extent, the part: (i) is independent of and severable from the remainder of this Lease, and its unenforceability or illegality does not affect the remainder of this Lease; and (ii) continues to be enforceable to the fullest extent permitted by law. No part of this Lease will be enforced against a Person, if, or to the extent that by doing so, the Person is made to breach a law, rule, regulation or enactment.
8.5 Overholding
     If the Tenant remains in possession of the Leased Premises after the Term, there is no tacit renewal of this Lease despite anything to the contrary, and the Tenant will occupy the Leased Premises as a month to month tenant. The monthly Basic Rent, payable in advance on the first day of each month, will be equal to the total of: (a) twice the Basic Rent payable for the last month of the Term and (b) the Additional Rent payable for the last month of the Term. All of the other provisions of this Lease will apply as far as they can to a monthly tenancy, with any necessary modifications being assumed.
8.6 Successors
     This Lease applies to the successors and assigns of the Landlord and the heirs, executors, administrators and permitted successors and permitted assigns of the Tenant. If there is more than one Tenant, they are individually and collectively liable under this Lease.
8.7 Waiver
     The waiver by the Landlord or the Tenant of a default under this Lease is not a waiver of any subsequent default. The Landlord’s acceptance of Rent after a default is not a waiver of any preceding default under this Lease even if the Landlord knows of the preceding default at the time of acceptance of the Rent. No obligation or term of this Lease will be considered to have been waived by the Landlord or the Tenant unless the waiver is in writing.
8.8 Notices
     Notices, demands, consents or requests (a “Notice”) under this Lease will be in writing and will be delivered in person or sent by registered mail postage prepaid and addressed: (a) if to the Landlord, at the address specified in paragraph 2 of the Basic Terms or to such other Person at any other address that the Landlord designates by Notice; and (b) if to the Tenant, at the Leased Premises, or, at the Landlord’s option, to the Tenant’s address specified in Paragraph 4 of the Basic Terms.

     A Notice will be considered to have been given or made on the day that it is delivered, or, if mailed, provided postal service is not or is not expected to be interrupted, three (3) days after the date of mailing. If there is more than one Tenant, it will suffice if the Landlord delivers or mails a Notice to only one of them.
8.9 Registration
     The Tenant will not allow or cause this Lease or any assignment or sublease or other document evidencing an interest of the Tenant in this Lease or the Leased Premises to be registered except that, the Tenant may register a caveat against title to the Lands, disclosing the existence of this Lease, describing the parties, the Term, and options to renew, if any, but not to disclose the rent or other financial details of this Lease.
8.10 Secured Claims
     The Tenant will ensure that no Secured Claim is registered or filed against: (a) any part of the Building; (b) the Landlord’s or any Owner’s or Mortgagee’s interest in any part of the Building; or (c) the Tenant’s interest in the Leased Premises or any of the leasehold improvements in the Leased Premises; by any Person claiming by, through, under or against the Tenant or its contractors or subcontractors. If a Secured Claim is registered or filed and the Tenant fails to promptly discharge it after receipt of notice from the Landlord, the Landlord may discharge the Secured Claim or notice of it by paying the amount claimed to be due into court (together with whatever additional amounts are required to be paid into court to obtain its removal) or directly to the holder of the Secured Claim and the Tenant will pay to the Landlord on demand all costs (including legal fees) incurred by the Landlord in connection with the Secured Claim, plus an Administration Fee.
8.11 Rules and Regulations
     The Tenant will comply with the Rules and Regulations passed and revised by the Landlord from time to time (“Rules and Regulations”). However, the Tenant will not be responsible for complying with any Rules and Regulations in addition to those contained in Schedule “D”, unless notice of them is first given to the Tenant. No Rules and Regulations will be enforced against the Tenant in a discriminatory manner or impose any charge or payment on the Tenant which is not expressly provided for in this Lease.
8.12 Indemnifier
     Intentionally deleted.
8.13 Force Majeure
     Despite anything to the contrary, if the Landlord or the Tenant is, in good faith, prevented from doing anything required by this Lease because of Force Majeure, the doing of the thing is excused for the period of the Force Majeure and the party prevented will do what was prevented within the required period after the Force Majeure, but this does not excuse either party from payment of amounts they are required to pay at the times specified in this Lease.

8.14 Acceptance of Lease
     The Tenant accepts this Lease of the Leased Premises to be held by it as Tenant, subject to the terms set out in this Lease.
ARTICLE 9
ENVIRONMENTAL MATTERS
9.1 Definitions
     For the purposes of this section:
a.	“Contaminants” means any pollutants, contaminants, deleterious substances, underground or above-ground tanks, asbestos materials, hazardous, corrosive, or toxic substances, special waste or waste of any kind, or any other substance which is now or hereafter prohibited, controlled or regulated under Environmental Laws; and

b.	“Environmental Laws” means any statutes, laws, regulations, orders, bylaws, standards, guidelines, permits, and other lawful requirements of any governmental authority having jurisdiction over the Leased Premises and the project now or hereafter in force relating in any way to the environment, health, occupational health and safety, or transportation of dangerous goods, including the principles of common law and equity.
9.2 Tenant’s Covenants and Indemnity
     The Tenant covenants and agrees as follows:
a.	not to use or permit to be used all or any part of the Leased Premises for the sale, storage, manufacture, disposal, use, or any other dealing with any Contaminants, without the prior written consent of the Landlord, which may be unreasonably withheld;

b.	to strictly comply, and cause any person for whom it is in law responsible to comply, with all Environmental Laws regarding the use and occupancy of the Leased Premises;

c.	to promptly provide to the Landlord a copy of any environmental site assessment, audit, or report relating to the Leased Premises conducted by or for the Tenant at any time;

d.	to maintain all environmental site assessments, audits, and reports relating to the Leased Premises or the project in strict confidence (including without limitation any governmental authority) except as required by law, or to the Tenant’s professional advisers and lenders on a need-to-know basis, or with the prior written consent of the Landlord, which consent may be unreasonably withheld;

e.	to promptly notify the Landlord in writing of any release of a Contaminant or any other occurrence or condition at the Leased Premises or the project or any adjacent property which could contaminate the Leased Premises or the Project or subject the Landlord or the Tenant to any fines, penalties, orders, investigations, or proceedings under Environmental Laws;

f.	on the expiry or earlier termination of this Lease, or at any time if requested by the Landlord, acting reasonably or required by any governmental authority under Environmental Laws, to remove from the Leased Premises all Contaminants, and to remediate any contamination of the Leased Premises or the project or any adjacent property resulting from Contaminants, in either case brought onto, used at, or released from the Leased Premises by the Tenant or any person for whom it is in law responsible. The Tenant shall perform these obligations promptly at its own cost and in accordance with Environmental Laws. All such Contaminants shall remain the property of the Tenant, notwithstanding any rule of law or other provision of this Lease to the contrary and notwithstanding the degree of their affixation to the Leased Premises or the project; and

g.	to indemnify the Landlord and its directors, officers, employees, agents, successors and assigns from any and all liabilities, actions, damages, claims, losses, costs, fines, penalties, and expenses whatsoever (including all legal and consultants’ fees and expenses and the cost of remediation of the Leased Premises, the project and any adjacent property) arising from or in connection with:
i.	any breach of or non-compliance with the provisions of this Article by the Tenant; or

ii.	any release or alleged release of any Contaminants at or from the Leased Premises related to or as a result of the use and occupation of the Leased Premises or any act or omission of the Tenant or any person for whom it is in law responsible.
     The obligations of the Tenant under this Article shall survive the expiry or earlier termination of this Lease.

     THE PARTIES HAVE SIGNED BELOW to indicate their agreement.

REMINGTON DEVELOPMENT CORPORATION
Per:	/s/ Cody Clayton
Name: Cody Clayton
Title: President

Per:
Name:
Title:

I/We have the authority to bind the Corporation. TELVENT CANADA LTD.
Per:	/s/ Dave Jardine
Name: Dave Jardine
Title: President & Chairman

Per:
Name:
Title:

I/We have the authority to bind the Corporation.

SCHEDULE “C”
DEFINITIONS
“Administration Fee”: fifteen percent (15%) of the amounts to which the fee is applied.
“Alterations”: any repairs, alterations, replacements, decorations or improvements to the Leased Premises.
“Applicable Rate”: the capital tax rate specified from time to time under any statute of Canada and any statute of the Province which imposes a tax in respect of the capital of corporations. Each Applicable Rate will be considered to be the rate that would apply if none of the Landlord or the Owners employed capital outside of the Province.
“Basic Rent”: shall be that amount as described in item #7 of the Basic Terms.
“Building” means the property municipally described in paragraph 5 of the Basic Terms, including the Lands and the structures, buildings, Common Elements, Facilities and all leasable premises located on them from time to time.
“Building Capital”: the amount of capital which the Landlord determines is invested from time to time by the Landlord and the Owners, without duplication, in acquiring, developing and improving the Building. Building Capital will not be increased by any financing or refinancing except to the extent that the proceeds are invested directly as Building Capital. In determining Building Capital, where part of the Landlord’s or the Owners’ (or any related or associated corporations’) capital is not taxable under any statute imposing a tax in respect of corporations’ capital, the exempt capital will be apportioned by the Landlord among the assets of the Landlord, the Owner and the related or associated corporations.
“Business Taxes”: the taxes, license fees and other charges for the Tenant’s improvements, equipment and facilities in any part of the Building, the business carried on in the Leased Premises, the use, occupancy or ownership of any part of the Building by the Tenant or its subtenants or licensees, or the Landlord or the Owner, and any substitute taxes and other charges whether imposed against the Landlord or the Tenant.
“Capital Tax”: an amount determined by multiplying each of the Applicable Rates by the Building Capital and totaling the products.
“Common Elements”: the structural elements and the Facilities (a) in the Building that, from time to time, are not designated or intended to be leased to tenants of the Building, (b) in leasable premises that are provided for the benefit of the tenants of the Building and their employees, customers and other invitees, in common with others, or (c) designated from time to time as Common Elements by the Landlord, including the HVAC System and any Facilities outside the Building that serve the Building.
“Deposit”: means the sum of money set out in paragraph 8 of the Basic Terms;
“Event of Default”: whenever:
a.	any Rent is not paid when due and the non-payment continues for five (5) business days after written notice to the Tenant;

b.	any of the Tenant’s obligations under this Lease is breached (other than a breach specified in paragraph (c)) and (i) the breach is not remedied within ten (10) business days after notice to the Tenant specifying particulars of the breach, or (ii) if ten (10) business days is not a reasonable time to remedy the breach, the Tenant has not commenced diligently to remedy the breach within the ten (10) business day period or is not proceeding diligently to remedy the breach within a reasonable time; or

c.	any of the following events occurs: (i) the Tenant or a Person carrying on business in a part of the Leased Premises, or an Indemnifier becomes bankrupt or insolvent or takes the benefit of any statute for bankrupt or insolvent debtors or makes any proposal, assignment or arrangement with its creditors; (ii) a receiver or manager is appointed for all or a part of the property of the Tenant or of another Person carrying on business in the Leased Premises, or of an Indemnifier or any of the Tenant’s assets are taken or seized under a writ of execution, assignment, charge or other security instrument; (iii) steps are taken for the dissolution, winding up or other termination of the Tenant’s existence or for the liquidation of their respective assets; (iv) the Tenant makes a bulk sale of assets; (v) the Tenant abandons the Leased Premises; or (vi) the Tenant effects a Transfer that is not permitted under this Lease.
“Facilities”: the areas, facilities, Utilities, improvements, equipment, fixtures and installations.
“Force Majeure”: a strike, labour trouble, inability to get materials or services, power failure, restrictive governmental laws or regulations, riots, insurrection, sabotage, rebellion, war, act of God, or any other similar reason, that is not the fault of the party asserting it. Force Majeure does not include inability to obtain funds.
“GST”: goods and services taxes, value-added taxes, multi-stage taxes, business transfer taxes or other similar taxes however they are characterized.
“HVAC System”: the heating, ventilating and air-conditioning Facilities, if any, serving the Leased Premises.
“Hazardous Substances”: any hazardous or toxic substances or materials including any products of waste, asbestos, urea formaldehyde foam insulation, radon gas and PCB’s, or any other contaminant or pollutant, including any substance from time to time defined as a contaminant or pollutant or as a hazardous or toxic substance or material under any environmental law.
“Landlord’s Work”: the condition in which the Leased Premises are delivered by the Landlord to the Tenant prior to the commencement of any improvements to the Leased Premises by or on behalf of the Tenant.
“Lands”: the lands described in Schedule “B”, as they may be altered from time to time.
“Leasable Area”: means
(i)	in the case of the Leased Premises and any other premises included in the Building that are rented, or designated or intended by the Landlord to be rented (whether actually rented or note), the area of such premises determined by the Landlord in accordance with the Building Owners and Managers Association International Standard Method of Measuring Floor Area in Office Buildings ANSI/BOMA z65.1 -

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1996 (the “BOMA Standard of Measurement”) (except to the extend altered by this definition) as follows:
(a) in the case of premises occupying the whole of one or more floors, the Leasable Area of such premises shall be determined by measuring to and from the inside finish of permanent outer Building walls or from the glass line, whichever extends further, but shall not include vertical penetrations such as stairs and elevator shafts (except stairs and elevators exclusively serving the Tenant where the Leased Premises consist of more than one floor), flues, stacks, pipe shafts and vertical ducts with their enclosing walls. Washrooms, air-conditioning equipment rooms, fanrooms, janitors’ closets, electrical closets, and other closets serving that floor or floors shall be included in the Leasable Area of such premises. No deductions shall be made for columns and projections necessary to the Building;

(b) in the case of premises occupying part of a floor, the Leasable Area of such premises shall be determined by measuring from and to whichever of the following form the boundaries of such premises: the inside finish of permanent outer Building walls or from the glass line, whichever extends further; the centre of partitions which separate such premises from adjoining premises or public and/or service areas; and the office side of the corridor walls or other permanent partitions, without in any case, deduction for columns and projections necessary to the Building, and includes washrooms, air-conditioning equipment rooms, fan rooms, janitors’ closets, electrical closets and other closets within and serving the Leased Premises exclusively, but does not include stairs and elevator shafts supplied by the Landlord for use in common with other tenants, and flues, stacks, pipe shafts or vertical ducts with their enclosing walls within the Leased Premises; the Leasable Area as so determined shall have added thereto a portion of the area of the public and/or service areas on such floor which, without limitation, shall include corridors, elevator lobbies, washrooms, air-conditioning equipment rooms, fan rooms, janitors’ closets, electrical closets and other closets serving that floor. The portion of such area of the public and/or service areas so added shall be that portion from time to time which the Leasable Area of such premises bears to the Leasable Area of all premises leased or set aside from time to time for leasing by the Landlord on that floor (including such premises).
Together with the area of such other portions of the Common Elements or Building as may be provided by the BOMA Standard of Measurement; and
(ii)	in the case of the Building, the aggregate of the Leasable Area of the Leased Premises and all other premises in the Building that are rented, or designated or intended by the Landlord to be rented (whether actually rented or not), determined by the Landlord in accordance with the BOMA Standard of Measurement. The Leasable Area of the Building may be adjusted from time to time to reflect any structural or functional change or any change in the leasing pattern in the Building or any alteration, expansion, reduction recalculation or other change in the Building.

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“Leased Premises”: those premises in the Building which are described and identified in item 5 of the Basic Terms Sheet attached to this Lease and as more specifically shown in Schedule “A” hereto.
“Mortgagee”: a creditor that holds all or part of the Building as security, but a creditor, chargee or security holder of a tenant is not a Mortgagee.
“Operating Costs”: the total amounts incurred by or on behalf of the Landlord in insuring, operating, cleaning, administering, managing, supervising, maintaining, repairing and replacing the Building, including net G.S.T. paid thereon, calculated as if the Building were 100% occupied by tenants during the Term, including without duplication: (a) costs of Utilities and supplies and the cost of heating, ventilating and air-conditioning the Building, including any outside maintenance contracts; (b) salaries and benefits of personnel directly employed in connection with the maintenance, operation and management of the Lands and Building; (c) costs of any Facilities added to the Building for the greater comfort and convenience of tenants; (d) costs of environmental inspections or audits of the Building only as required under Article 9 of the Lease; (e) depreciation or amortization of any capital costs (which are not charged fully in the financial year they are incurred) including the maintenance, cleaning and operating equipment, master utility meters and all other Facilities that are part of the Common Elements including the HVAC System, in accordance with generally accepted accounting principles; (f) interest, calculated at two (2) percentage points above the Prime Rate, on any undepreciated part of the costs referred to in paragraph (e); (g) Business Taxes and Realty Taxes payable by the Landlord with respect to the Common Elements, and Capital Tax; and (h) other costs and expenses not otherwise expressly included hereunder attributable to the maintenance, repair, inspection and operation of the Lands and Building; (i) a management fee equal to four (4%) percent of Rental Income from the Lands and Building; (j) any charges to the Landlord originating from the Quarry Park Land Owner’s Association including but not limited to any charges to the Landlord for the operational, maintenance, monitoring and replacement of the following services; storm pond, interception trench, public bikeways and walkways, overland drainage facilities, fountains, road boulevards, road medians, entrance features, electricity for lighting bikeways and walkways, methane management system, and associated community and related signage, referred to as the Quarry Park common amenities.
Operating Costs will not include, or there will be deducted from Operating Costs: (i) net proceeds of insurance received by the Landlord from its insurers, to the extent that the proceeds relate to costs previously included in Operating Costs; (ii) repairs or maintenance specific to certain tenants or unleased Leasable Premises; (iii) tenant improvements, tenant allowances and leasing commissions; (iv) income taxes (business taxes and Capital Taxes are not considered to be income tax); (v) interest on and capital retirement of debt except (e) and (f); (vi) ground rentals; (vii) expenses relating to the correction of initial construction defects or deficiencies or initial equipment modifications or adjustments; (viii) any costs resulting from any breach of the Landlord’s covenants under this Lease; (ix) costs of structural repairs or replacements (other than relating to the roof repairs or replacement of the non-structural components of the roof, which will be included in Operating Costs); (x) costs of repairs or replacements attributable to inherent structural defects or weaknesses; (xi) costs of remedying any non-compliance with laws in connection with the original construction of the Building or any renovation of or expansion to the Building; (xii) any loss or damage to all or part of the Building or Leased Premises for which the Landlord is or ought to have been insured under the terms of this Lease (excluding the cost of reasonable deductable amounts carried by the Landlord; (xiii) any cost or expense which is normally treated in accordance with generally accepted accounting principles as being of a capital nature; (xiv) all fines, suits, claims, demands, costs, charges and expenses of any kind and any nature for which the Landlord is or may

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become liable by reason of any grossly negligent or willful acts or omissions on the part of the Landlord or those for whom it is in law responsible.
“Owner”: any owner of freehold or leasehold title(s) of all or a part of the Building, but a tenant of leasable premises is not an Owner.
“Person”: any person, firm, partnership, corporation or other legal entity, including any combination of them.
“Prime Rate”: the annual rate of interest from time to time publicly quoted by the Landlord’s bank as its reference rate of interest (commonly known as its “prime rate”) for determining rates of interest chargeable in Toronto on Canadian dollar demand loans to commercial customers.
“Proportionate Share”: a fraction which has as its numerator the Leasable Area of the Leased Premises and as its denominator the Leasable Area of the Building.
“Public Corporation”: a corporation whose shares are traded and listed on a recognized stock exchange in Canada or the United States.
“Realty Taxes”: the total of: (a) all real property taxes or charges (including local improvement and commercial concentration taxes) from time to time imposed in respect of all or any part of the Building by a taxing authority, and any other amounts that may be imposed instead of or in addition to them, whether against the Landlord, the Tenant or the Owner and whether or not similar to the foregoing, in existence at the Commencement Date, or within the contemplation of the parties and (b) all consulting, appraisal, legal and other costs reasonably incurred in attempting to minimize or reduce those amounts. Realty Taxes do not include corporate, income, profits or excess profits taxes assessed upon the income of the Landlord except those that may be imposed instead of or (so long as they are based on real property) in addition to the taxes and charges described above, or any fines, arrears, penalty or other charges owing due to the delinquent payment of such taxes or charges. Realty Taxes shall in every instance be calculated on the basis of the total Leasable Area of the Building being assessed as fully leased and operational.
“Released Persons”: the Landlord and any Owner or Mortgagee, and each of their respective directors, officers, employees (while in the ordinary course of their employment) and agents. In connection with any release or other exculpatory language or an indemnity in favour of the Released Persons, the Landlord is the agent or trustee of and for the benefit of the Owner, the Mortgagee and all of the directors, officers, employees and agents mentioned above.
“Rent”: Basic Rent and Additional Rent. Rent is payable in Canadian funds without any deduction, abatement or set-off. Rent payable to the Landlord will be paid to the address set out in Paragraph 2 of the Basic Terms or at any other place which the Landlord designates in writing. Rent for any fractional month at the beginning or end of the Term will be pro-rated on a daily basis using a period of 365 days.
“Rental Income” means the total of Basic Rent and Additional Rent.
“Secured Claim”: a construction or other lien or claim, a fixed or floating charge, mortgage, security interest, debenture or other encumbrance, or a notice of any of them. Notwithstanding the foregoing, security granted by the Tenant as part of a corporate financing or operating loan facility which specifically excepts out the last day of the Term, is not registered against title to the Lands

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and is subordinate to the Lease and the rights of the Landlord herein shall not be deemed a Secured Claim.
“Stipulated Rate”: the annual rate of interest that is the lesser of (a) the Prime Rate plus five (5) percentage points and (b) the maximum rate permitted by law.
“Transfer”: (a) an assignment, sale, conveyance, sublease, licensing or other disposition, or a mortgage, charge or debenture (floating or otherwise) or other encumbrance of this Lease or any interest in it or all or any part of the Leased Premises (whether by operation of law or otherwise), or of any interest in a partnership that is a Tenant under this Lease; (b) a parting with or sharing of possession of all or part of the Leased Premises; (c) a transfer or issue by sale, subscription, assignment, bequest, inheritance, operation of law or other disposition, of all or part of the shares of the Tenant or any of its affiliates (as currently defined under the Canada Business Corporations Act) which results in a change in the effective voting control of the Tenant; or (d) a merger, amalgamation or other similar corporate reorganization involving the Tenant except as permitted in Article 6.7. “Transferor” and “Transferee” have corresponding meanings.
“Utilities Charge”: the total, without duplication, of: (a) the cost of water, fuel, power and any other utilities used in the Building allocated to the Leased Premises by the Landlord in accordance with Section 3.3(c) (“Utilities”); (b) the Landlord’s costs of determining the Utilities Charge including professional, engineering and consulting fees.

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